Exhibit 99.2

PYROGENESIS CANADA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is intended to assist readers in understanding the business environment, strategies, performance and risk factors of PyroGenesis Canada Inc. (“PyroGenesis”, or the “Company”). The MD&A provides the reader with a view and analysis, from the perspective of management, of the Company’s financial results for the three months ended March 31, 2021. The MD&A has been prepared in accordance with National Instrument 51-102, Continuous Disclosure Requirements, and should be read in conjunction with the audited financial statements and related notes thereto of the Company for the year ended December 31, 2020.

The financial statements and MD&A have been reviewed by PyroGenesis’ Audit Committee and were approved by its Board of Directors on May 14, 2021. The Board of Directors is responsible for ensuring that the Company fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board of Directors and is comprised of independent directors. The Audit Committee reports its findings to the Board of Directors for its consideration when it approves the MD&A and financial statements for issuance to shareholders.

The following information takes into account all material events that took place up until May 14, 2021, the date on which the Company’s Board of Directors approved this MD&A. Unless otherwise indicated, all amounts are presented in Canadian dollars. The Company’s functional and reporting currency is the Canadian dollar.

Additional information regarding PyroGenesis is available on the System for Electronic Document Analysis and Retrieval (“SEDAR) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.pyrogenesis.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, the Company’s statements regarding its products and services; relations with suppliers and clients; future financial position; business strategies; potential acquisitions; potential business partnering; litigation; and plans and objectives. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and similar words or the negative thereof. Although management of the Company believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

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In particular, this MD&A contains forward-looking statements that relate, but are not limited, to:

•	the Company’s business strategies, strategic objectives and growth strategy;
•	the Company’s current and future capital resources and the need for additional financing;
•	the Company’s ability to increase sales, including the results of the successful completion of the Company’s current projects;
•	management’s expectation that the Company will achieve sustained annual growth and profitability, and that gross margins will increase resulting in a decrease in cost of sales as a percentage of revenue; and
•	the Company’s overall financial performance.

By their nature, forward-looking statements require assumptions and are subject to inherent risks and uncertainties including those discussed herein. In particular, forward-looking statements relating to future sales, growth and profitability are based on the assumption that current projects will be completed, and the Company will be awarded certain anticipated contracts pursuant to recent negotiations with, and statements made by, third parties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned to not place undue reliance on forward-looking statements made herein because a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements, including, without limitation, risks and uncertainties relating to: the strength of the Canadian, US and Asian economies; operational, funding, and liquidity risks; unforeseen engineering and environmental problems; delays or inability to obtain required financing and/or anticipated contracts; risks associated with licenses, permits and regulatory approvals; supply interruptions or labour disputes; the impact of the Coronavirus (COVID-19) outbreak on our business and our operations; foreign exchange fluctuations and collection risk; competition from other suppliers, or alternative, less capital intensive, energy solutions; and risk factors described elsewhere under the heading “Risk Factors” in this MD&A and the Annual Information Form, and elsewhere in this MD&A and other filings that the Company has made and may make in the future with applicable securities regulatory authorities. We caution that the foregoing list of factors is not exhaustive, and that, when relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

Although the Company has attempted to identify significant factors that could cause actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are provided as of the date of this MD&A, and the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances except as required under applicable securities laws.

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The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A or such other date specified herein.

BASIS OF PRESENTATION

For reporting purposes, we prepared the 2021 Q1 Financial Statements in accordance with *International Financial Reporting Standards (“*IFRS”) as issued by the *International Accounting Standards Board*. The financial information contained in this MD&A was derived from the 2020 Financial Statements. Unless otherwise indicated, all references to “$” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the 2021 Q1 Financial Statements. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.

NON-IFRS MEASURES

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non-IFRS measures, including EBITDA, Adjusted EBITDA and Modified EBITDA. EBITDA, Adjusted EBITDA and Modified EBITDA are not considered an alternative to income or loss from operations, or to net earnings or loss, in the context of measuring a company’s performance. These non-IFRS measures are used to provide investors with supplemental measures of operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Management believes that EBITDA, Adjusted EBITDA and Modified EBITDA are important measures of operating performance because it allows management, investors and others to evaluate and compare the Company’s operating results, including its return on capital and operating efficiencies, from period-to-period by removing the impact of the Company’s capital structure consequences, and other non-operating items not requiring cash outlays including the adjustment to the fair value of investments and share-based compensation.

EBITDA

We define EBITDA as Net Earnings before Net Financing Charges, Taxes, Depreciation and Amortization. See “Results of Operations - Reconciliation of Non-IFRS measures (EBITDA, Adjusted EBITDA and Modified EBITDA)”.

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Adjusted EBITDA

We define Adjusted EBITDA as Net Earnings before Net Financing Charges, Taxes, Depreciation, Amortization and other non-cash items including share-based payment costs, inventory and equipment write-offs, and the tax assessment. See “Results of Operations - Reconciliation of Non-IFRS measures (EBITDA, Adjusted EBITDA and Modified EBITDA)”.

Modified EBITDA

We defined Modified EBITDA as Adjusted EBITDA before the change in fair value of investments. See “Results of Operations - Reconciliation of Non-IFRS measures (EBITDA, Adjusted EBITDA and Modified EBITDA)”.

OVERVIEW

PyroGenesis Canada Inc. is a leader in the design, development, manufacture and commercialization of advanced plasma processes. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, additive manufacturing (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 40,902 sq. ft. (3,800 m²) and 31,632 sq. ft. (2,940 m²) manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. Our common shares are listed on the Toronto Stock Exchange (Ticker Symbol: PYR), NASDAQ (Ticker Symbol: PYR) and the Frankfurt Stock Exchange (FSX) (Ticker symbol: 8PY).

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SELECTED FINANCIAL INFORMATION

1 See “Non-IFRS Measures”

Extract from Statement of Financial Position at:

______________________________

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RESULTS OF OPERATIONS

Revenues

PyroGenesis recorded revenue of $6,264,503 in the first quarter of 2021 (“Q1, 2021”), representing an increase of 771% compared with $718,908 recorded in the first quarter of 2020 (“Q1, 2020”).

Revenues recorded in the first quarter of 2021 were generated from:

(i)	DROSRITE™ related sales of $2,740,725 (2020 Q1 - $474,432)

(ii)	PUREVAP™ related sales of $625,086 (2020 Q1 - $17,965)

(iii)	torch related sales of $195,221 (2020 Q1 - $87,944)

(iv)	support services related to PAWDS-Marine systems supplied to the US Navy $2,586,021 (2020 Q1 - $23,896)

(v)	other sales and services of $117,450 (2020 - $114,671)

Cost of Sales and Services

Gross Margin

Cost of sales and services before amortization of intangible assets is not a performance measure defined under IFRS and it is not considered an alternative to gross margin in the context of measuring the Company’s performance. Management believes that providing certain non-GAAP performance measures, in addition to IFRS measures, provides users of the Company’s financial statements with an enhanced understanding of its results and related trends, and increases transparency and clarity. Gross margin before amortization of intangible assets is an important measure of operating performance because it allows management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period, by removing the impact of non-operating items not requiring cash outlays. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation or a substitute for financial measures prepared in accordance with IFRS.

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Cost of sales and services before amortization of intangible assets was $4,114,713 in Q1 2021, representing an increase of 825% compared with $444,681 in Q1 2020, primarily due to an increase in employee compensation, subcontracting, direct materials and manufacturing overhead and other and foreign exchange charge on materials.

In Q1 2021, employee compensation, subcontracting, direct materials and manufacturing overhead increased to $4,176,248 (Q1 2020 - $391,305). The gross margin for Q1 2021 was $2,143,010 or 34.2% of revenue compared to a gross margin of $267,414 or 37.2% of revenue for Q1 2020. As a result of the type of contracts being executed, the nature of the project activity, as well as the composition of the cost of sales and services, as the mix between labour, materials and subcontracts may be significantly different.

Investment tax credits related to qualifying projects from the provincial government were $26,649 (2020 - $131,871) and $Nil (2020 $1,058,017) of investment tax credits earned in prior years that met the criteria for recognition. The Company also recorded for the three months ended March 31, 2021 $1,183 (2020 - $18,420) of the investment tax credits against cost of sales and services, $17,967 (2020 - $1,141,468) against research and development expenses and $7,500 (2020 - $30,000) against selling general and administrative expenses.

The amortization of intangible assets of $6,780 in Q1 2021 and $6,813 for Q1 2020 relates to patents and deferred development costs. Of note, these expenses are non-cash items and will be amortized over the duration of the patent lives.

Selling, General and Administrative Expenses

Included within Selling, General and Administrative expenses (“SG&A”) are costs associated with corporate administration, business development, project proposals, operations administration, investor relations and employee training.

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SG&A expenses for Q1 2021 excluding the costs associated with share-based compensation (a non-cash item in which options vest principally over a four-year period), were $2,803,095 representing an increase of 132% compared with $1,205,726 reported for Q1 2020.

The increase in SG&A expenses in Q1 2021 over the same period in 2020 is mainly attributable to the net effect of:

i)	an increase of 35% in employee compensation due primarily to additional head count,
ii)	an increase of 1,805% for professional fees, primarily due to an increase in accounting fees, legal fees, and listing fees.
iii)	an increase of 112% in office and general expenses, is due to an increase in safety supplies and computer related expenses,
iv)	travel costs decreased by 82%, due to a decrease in travel abroad,
v)	depreciation on property and equipment increased by 659% due to higher amounts of property and equipment being depreciated,
vi)	depreciation on right of use assets increased by 14% due to higher amounts of right of use assets being depreciated,
vii)	Investment tax credits were the same year to year,
viii)	government grants decreased by 100% due to lower levels of activities supported by such grants,
ix)	other expenses increased by 346%, primarily due to an increase in insurance.

Separately, share based payments increased by 1,202% in Q1 2021 over the same period in 2020 as a result of the stock options granted on July 16, 2020. This was directly impacted by the vesting structure of the stock option plan with options vesting between 25% and 50% on the grant date requiring an immediate recognition of that cost.

Depreciation on Property and Equipment

The depreciation on property and equipment increased to $76,317 in Q1 2021, compared with $10,056 in Q1 2020. The 659% increase is primarily due to higher amounts of property and equipment acquired in 2020 being depreciated.

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Research and Development (“R&D”) Costs

The Company incurred $286,307 of R&D costs, net of government grants, on internal projects in Q1 2021, an increase of 1140% as compared with $23,088 in Q1 2020. The increase in Q1 2020 is primarily related to a decrease in government grants recognized.

In addition to internally funded R&D projects, the Company also incurred R&D expenditures during the execution of client funded projects. These expenses are eligible for Scientific Research and experimental Development (“SR&ED”) tax credits. SR&ED tax credits on client funded projects are applied against cost of sales and services (see “Cost of Sales” above).

Net Finance Costs

Finance costs for Q1 2021 totaled $53,087 as compared with $232,736 for Q1 2020, representing a decrease of 77% year-over-year. The decrease in finance costs in Q1 2020, is primarily attributable to lower interest and accretion on lower amounts of debt.

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Strategic Investments

The adjustment to the fair market value of strategic investments for Q1 2021 resulted in a gain of $5,634,722 compared to a gain in the amount of $492,024 in Q1 2020.

Net earnings and Comprehensive Income (loss)

The net comprehensive income for Q1 2021 of $3,712,903 compared to a loss of $1,757,027, in Q1 2020, represents an increase of 311% year-over-year. The increased in income of $4,253,146 in the comprehensive income in Q1 2021 is primarily attributable to the factors described above, which have been summarized as follows:

(i)	an increase in product and service-related revenue of $5,545,595 arising in Q1 2021,
(ii)	an increase in cost of sales and services of $3,669,999, primarily due to an increase in employee compensation, subcontracting, direct materials, manufacturing overhead & other, and a decrease in foreign exchange, investment tax credits, and amortization of intangible assets,
(iii)	an increase in SG&A expenses of $1,597,369 arising in Q1 2021 primarily due to an increase in employee compensation, professional fees, office and general, depreciation in property and equipment, depreciation ROU assets, other expenses and share based expenses, and a decrease in travel, and government grants,
(iv)	an increase in R&D expenses of $263,219 primarily due to an increase in subcontracting, material and equipment and other expenses,
(v)	a decrease in net finance costs of $179,649 in Q1 2021 primarily due to lower interest and accretion on lower amounts of debt,
(vi)	an increase in fair value adjustment of strategic investments of $5,142,698 in Q1 2021.

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Reconciliation of Non-IFRS measures (EBITDA, Adjusted and Modified)

¹ See “Non-IFRS Measures”

The EBITDA gain in Q1 2021 was $3,950,881 compared with an EBITDA loss of $1,418,057 for Q1 2020, representing an increase of 379% year-over-year. The $5,368,938 increase in the EBITDA gain in Q1 2021 compared with Q1 2020 is due to the increase in comprehensive income of $5,469,930, an increase in depreciation on property and equipment of $66,261, and an increase in depreciation ROU assets of $12,429, offset by a decrease in amortization of intangible assets of $33 and a decrease in finance charges of $179,650.

Adjusted EBITDA gain in Q1 2021 was $4,873,221 compared with an Adjusted EBITDA loss of $1,347,190 for Q1 2020. The increase of $6,220,411 in the Adjusted EBITDA gain in Q1 2021 is attributable to an increase in EBITDA gain of $5,368,938, and by an increase of $851,473 in share-based payments.

The Modified EBITDA loss in Q1 2021 was $761,501 compared with a Modified EBITDA loss of $855,166 for Q1 2020, representing a decrease of 11%. The decrease of $93,664 in the Modified EBITDA gain in Q1 2021 is attributable to the increase as mentioned above in the Adjusted EBITDA of $6,220,411 and a decrease in the change of fair value of strategic investments of $6,126,745.

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Summary of Quarterly Results

The majority of PyroGenesis’ revenue is recognised from long-term contracts over time and is dependent on the timing of project initiation and execution, including project engineering, manufacturing, and testing. In Q1 2020 the Company has adopted IFRS 15 dealing with revenue from contracts with customers.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31,2021, the Company has cash and cash equivalents of $26,274,344. In addition, the accounts payable and accrued liabilities of $8,236,489 are payable within 12 months. The Company expects that its cash position will be able to finance its operations for the foreseeable future.

	Carrying value	Total contractual amount	Less than one year	2-3 years	4-5 years	Over 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	8,236,489	8,236,489	8,236,489	-	-	-
Term loans	112,612	194,230	14,389	46,340	62,824	70,677
Lease liabilities	2,933,456	3,185,821	351,867	2,830,459	3,495	-
	11,282,557	11,616,540	8,602,745	2,876,799	66,319	70,677

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SUMMARY OF CASH FLOWS

During the three months ended March 31, 2021, cash flows used by operating activities was $6,635,122 compared to cash flows generated of $267,068 for the same period in the prior year.

The use of cash during Q1, 2021 consists of the comprehensive income of $3,712,903 (2020 – comprehensive loss of ($1,757,027) less adjustments for operating activities of $4,339,541 (2020 – increase of $901,861), plus a net negative change in non-cash operating working capital items of $6,635,122 (2020 – positive change of $1,122,234).

Investing activities resulted in a cash generated of $6,848,87 in 2021, compared to a use of cash of $9,550 in 2020 mainly resulting from the disposal of strategic investments.

Financing activities in Q1, 2021 generated funds of $7,955,693, compared with to $847,867 for the same periods in 2020. In Q1, 2021, the Company issued shares upon the exercise of stock options and warrants for net proceeds of $8,057,581 and made payment of leases liabilities of $55,086. During the same period in the prior year, the Company repaid a portion of the convertible debenture including modification costs of $354,000, made payment of lease liabilities of $34,618 and received proceeds from the issuance of a convertible loan of $903,000. Stock options were exercised for total proceeds of $446,400. Interest paid was $50,209 in Q1 2021 compared to $113,315 in Q1 2020.

The net cash position of the Company increased by $8,169,445 for Q1, 2021 compared to a net decrease of $1,104,985 for Q1, 2020.

CAPITAL STOCK INFORMATION

The authorized share capital of the Company consists of an unlimited number of Common shares (the “Common Shares”). As at May 14, 2021 PyroGenesis had 166,423,455 on shares, 1,250,000 share purchase warrants, 9,168,750 outstanding stock options issued, and 7,021,875 exercisable options issued.

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GOING CONCERN

The Company presumes it will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s management has reviewed the Company’s projected cash flow and backlog and is of the opinion that the Company has sufficient cash and cash equivalents and will generate sufficient positive cash flows and profits from operations and strategic investments to meet current and future cash requirements. Management expects that the investments currently being made in accelerating projects under development for various clients, together with executing on its $26 million backlog at May 14, 2021 (146% of 2020 revenues) which is primarily related to the Company’s successful diversification into niche markets of the additive manufacturing (including 3D printing), and metals & mining industries, will continue to improve the Company’s cash position.

The 2020 Financial Statements have been prepared using IFRS as issued by the IASB applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statements of financial position classifications used. The impact on the financial statements could be material.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2021, the Company concluded the following transactions with related parties:

The Company entered into a lease agreement for rent of a property with a trust whose beneficiary is the controlling shareholder and CEO of the Company. As at March 31, 2021 the carrying amount of the right-of-use asset and lease liabilities are $3,599,206 and $2,933,456, respectively (December 31, 2020 - $3,701,000 and $2,988,542).

An amount of $67,945 was charged by a trust whose beneficiary is the controlling shareholder and CEO for rent and property taxes (March 31, 2020 - $68,047 of rent and property taxes). A balance due of $13,316 (March 31, 2020 - $Nil) is included in accounts payable and accrued liabilities.

A balance due to the controlling shareholder and CEO of the Company amounted to $73,253 (December 31, 2020 - $72,188) for expense report, salary and vacation payables and is included in accounts payable and accrued liabilities as at March 31, 2021.

An amount of $Nil (March 31, 2020 - $4,413), of interest accretion was expensed in net financing costs related to the loan of $295,000 from the controlling shareholder and CEO of the Company. A balance due of $Nil is included in accounts payable and accrued liabilities.

As at March 31, 2021, an accretion amount of $Nil (March 31, 2020 - $5,360), were accrued on a convertible loan of $903,000 from a trust whose beneficiary is the controlling shareholder and CEO of the Company and are included in accounts payable and accrued liabilities.

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The key management personnel of the Company are the members of the Board of Directors and certain officers. Total compensation to key management consisted of the following:

	2021	2020
	$	$
Salaries –officers	241,559	262,670
Pension contributions	4,436	2,769
Fees – Board of Directors	33,500	44,000
Share - based compensation - officers	479,617	2,122
Share – based compensation – Board of Directors	172,216	62,241
Other benefits – officers	9,988	5,387
Total compensation	941,316	379,189

A balance of $57,748 of key management compensation, of the amounts noted above, is included in accounts payable and accrued liabilities as at March 31, 2021 (December 31, 2020 - $102,625).

SUBSEQUENT EVENTS

On April 19, 2021, the Company announce that its cutting edge Additive Manufacturing (“AM”) NexGen™ Powder production line, incorporating all the improvements previously announced (increased production rate, lower CAPEX, lower OPEX, narrower particle size distribution) is now in place and producing powders. PyroGenesis’ game-changing NexGen™ Plasma Atomization System, with its production rate exceeding 25kg/h, has shattered all published plasma-atomized production rates for titanium known to management. As previously disclosed, there are several major top-tier aerospace companies, and OEMs, awaiting powders from PyroGenesis’ new, state of the art, NexGen™ production line. The Company will, over the next several weeks, perform a number of test-runs to confirm batch to batch consistency. The Company now expects to start delivering powders before the end of Q2 2021.

On April 20, 2021, the Company announced the signing of a qualification agreement (the “Agreement”) with a premier global aerospace company (the “Client”) for the production of metal powders. Under this Agreement, the Client will perform a standard qualification process typically required before a company can become an approved supplier. The process will, amongst other things, evaluate the Company’s manufacturing methods, test samples of powder for batch-to-batch consistency and determine mechanical and chemical properties. Subsequently, larger volumes of powder will be used to print test coupons to further evaluate mechanical and chemical properties. It is expected that testing with real parts under real time conditions would be in order before final acceptance. Upon passing all acceptance tests, the process will be locked down specifically for the Client, with no additional modifications permitted. Upon successful completion of the testing, PyroGenesis would expect to receive formal acceptance as an approved supplier. The qualification process has now formally commenced, and the first powder samples are expected to be delivered within the next several weeks.

On April 27, 2021, the Company announced that it had signed a binding Letter of Intent (“LOI”), which outlines the terms and conditions pursuant to which PyroGenesis would acquire AirScience Technologies Inc (“AST”) for $4.8MM (the “Purchase Price”). The LOI is binding on AST, but it is only binding on PyroGenesis if in its sole opinion, it is satisfied with the final due diligence currently in progress. The option to satisfy the Purchase Price in shares or cash is at the sole discretion of the buyer, and will only be made on, or about, final closing. AST is a Montreal-based company that designs and builds (i) gas upgrading systems (specifically from biogas to renewable natural gas, or “RNG”), (ii) Pyrolysis-Gas Purification, (iii) Coke-Oven Gas (“COG”) Purification as well as providing (iv) Biogas & Landfill-Gas Flares and Thermal Oxidizers.

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Between April 30, 2021 and May 4, 2021, the Company redeemed 196,684 of its common shares for an amount of $1,383,240.

Between April 1, 2021 and May 14, 2021, the Company issued 1,743,348 common shares upon the exercise of 1,743,348 warrants for total proceeds of $3,965,116. The Company also issued 375,250 common shares upon exercise of 375,250 stock options for total proceeds of $257,883.

The global pandemic due to the novel coronavirus (COVID-19) is a situation that is constantly evolving, and the measures put in place are having multiple impacts on provincial, national and global economies. The overall effect of these events on the Company and its operations is too uncertain to be estimated at this time. The impacts will be accounted for when they are known and may be assessed.

CRITICAL ACCOUNTING ESTIMATES, NEW AND FUTURE ACCOUNTING POLICIES AND FINANCIAL INSTRUMENTS

For a discussion of significant accounting policies, judgements, estimates assumptions and financial instruments, please refer to notes 3, 4 and 26 of the 2020 Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES

In the years prior to, and most of, 2020, the Company’s shares traded on the TSX Venture Exchange. External audits were conducted in accordance with the criteria for Canadian public companies The Company met all the requirements of the TSX Venture Exchange.

It was recognized by the Company that its listing on the TSX, and subsequently NASDAQ would require more stringent disclosure controls, and started implementing such before the NASDAQ listing. NASDAQ itself recognizes that new listings may require time to upgrade their existing processes and provides a time frame within which such is required to be completed.

The Company is currently in the process of upgrading its disclosure procedures and is on schedule to meet, or better, NASDAQ’s time to complete. Additional details are provided below:

When listed on the TSX Venture, management was not required to assess disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). When the Company graduated to the Toronto Stock Exchange in the last quarter of 2020 and subsequently listed on NASDAQ in the first quarter of 2021, management was required to evaluate both DC&P and IFCR and in the context of the requirements of these more senior exchanges. As an emerging growth company, under NASDAQ rules and the Sarbanes Oxly Act of 2002, compliance with ICFR and DC&P certifications are required to be met by the end of 2022. Management is taking the necessary steps to ensure that those requirements will be met. Canadian certification requirements of IFCR and DC&P are discussed below.

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company has filed an interim certificate Form 52-109F2.  Paragraph 5.2 “material weakness relating to design” of the certificate requires management to identify and disclose in the MD&A any material weakness in design of ICFR and DC&P.  The following material weaknesses existed as at December 31, 2020 and still existed as at March 31, 2021 and are being addressed:

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•	Control environment: The Company did not maintain an effective control environment and has identified deficiencies relating to: (i) appropriate organizational structure, reporting lines, and authority and responsibilities, including our Board of Directors’ and Audit Committee’s oversight and governance of external financial reporting and related party transactions, (ii) lack of senior financial reporting resources to deal with complex accounting matters and perform management review controls over period-end financial statements. The Company did not have a sufficient number of trained resources with the appropriate skills and knowledge with assigned responsibilities and accountability for the design and operation of internal controls over financial reporting; and (iii) holding individuals accountable for their internal control related responsibilities.

•	Control activities: The Company did not fully design and implement effective control activities and has identified deficiencies relating to: (i) selecting and developing control activities that contribute to the mitigation of risks to acceptable levels, and (ii) deploying control activities through policies that establish what is expected and procedures that put policies into action. For example, control activities related to documentation and consistency in accounting for intangible assets internally generated and revenue recognition were deficient.

•	Journal Entries: The Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries, across its ERP platform. The Company did not have adequate review procedures for the recording of manual entries

•	Complex Spreadsheet Controls: The Company did not implement and maintain effective controls surrounding certain complex spreadsheets, including addressing all identified risks associated with manual data entry, completeness of data entry, and the accuracy of mathematical formulas, impacting complex spreadsheets used in fixed asset continuity schedules, production and revenue forecasting, and the calculation of the fair value of investments

•	User Assess Controls: The Company did not maintain effective user access controls to adequately restrict user access to financial applications and related data commensurate with job responsibilities. Management did not perform appropriate user access reviews, including superuser access.

As a consequence, the Company did not have effective control activities related to the design, implementation and operation of process-level and management review control activities related to order-to-cash (including revenue trade receivables, and billings in excess of cost/cost in excess of billings), procure-to-pay (including operating expenses, prepaid expenses, accounts payable, and accrued liabilities), hire-to-pay (including compensation expense and accrued liabilities), long-lived assets, significant unusual transactions, related party transactions and other financial reporting processes.

These control deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis. Therefore, the Company’s principal executive officer and principal financial officer concluded that the design and operation of the Company’s ICFR and DC&P are not effective as of March 31, 2021.

Management’s Remediation Plan

Since December 31, 2020, management has taken action toward implementing the remediation plan noted below. Management has performed an initial risk assessment using a top-down, risk-based approach with respect to the risks of material misstatement of the consolidated financial statements. In addition, compensating controls have been applied to the areas where the risks of material misstatement are considered moderate to high. The Company is using and plans to continue to use outside resources to enhance (consider strengthen) the business process documentation and help with management’s self-assessment and testing of internal controls.

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Management, with oversight of the Audit Committee, intends to implement remediation plans for the aforementioned material weaknesses in ICFR and DC&P as follows:

•	Establish an appropriate organizational structure and policies that the Board of Directors and Audit Committee will enforce to ensure proper oversight and governance of the external financial reporting process and related party transactions.

•	Hire, train, and retain individuals with appropriate skills and experience, assign responsibilities and hold individuals accountable for their roles related to internal control over financial reporting.

•	Design and implement a risk assessment process to identify and assess risks of material misstatement and ensure that the impacted financial reporting processes and related internal controls are properly designed and in place to respond to those risks in our financial reporting; and

•	Enhance the design of existing control activities and implement additional process-level control activities (including controls over the order-to-cash, procure-to-pay, hire-to-pay, long-lived assets, inventory, significant unusual transactions, related party transactions and other financial reporting processes) and ensure they are properly evidenced and operating effectively.

Although management cannot give absolute assurance that these actions will remediate these material weaknesses in internal controls or that additional material weaknesses in our ICFR will not be identified in the future, management believes the foregoing efforts will, when implemented, strengthen our ICFR and DC&P and effectively remediate the identified material weakness. Management will take additional remedial actions as necessary as they continue to evaluate and work to improve the Company’s ICFR environment.

RISK FACTORS

The Company has identified below certain significant risks relating to the business of the Company and the industry in which it operates. The following information is only a summary of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this MD&A. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also impair the operations of the Company. If any such risks materialize into actual events or circumstances, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. There is no assurance that risk management steps taken will avoid future loss due to the uncertainties described below or other unforeseen risks. An investment in the Common Shares or other securities of the Company is highly speculative and involves a high degree of risk. Before making any investment decision, prospective investors should carefully consider all the information contained in this document including, in particular, the risk factors described below.

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Certain factors may have a material adverse effect on the Company’s business, financial condition and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the 2020 Financial Statements and the Annual Information Form, particularly under the heading “Risk Factors” in the Annual Information Form, and in other filings that the Company has made and may make in the future with applicable securities authorities, Company’s website at www.pyrogenesis.com. The risks and uncertainties described herein and therein are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently believes are not material, may also become important factors that could adversely affect the Company’s business. If any of such risks actually occur, the Company’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or the value of any other securities of the Company) could decline, and the Company’s securityholders could lose part or all of their investment.

Risks Related to the Company’s Business and Industry

Operating Income (Loss) and Negative Operating Cash Flow

Prior to December 31, 2020, the Company had a history of losses and negative cash flows. For the year ended December 31, 2020, the Company has net earnings of $41,768,404, cash flows used in operations of $814,987, and an accumulated deficit of $19,007,273 at December 31, 2020. To the extent that the Company has net losses and negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

The Company’s ability to continue as a going concern is dependent upon its ability in the future to grow its revenue, achieve profitable operations, successfully developing and introducing new products and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. While the Company has been successful in securing financing in the past, raising additional funds is dependent on a number of factors outside the Company’s control, and as such there is no assurance that it will be able to do so in the future. External financing, predominantly by the issuance of equity and debt, might be, sought to finance the operations of the Company; however, there can be no certainty that such funds will be available at terms acceptable to the Company, or at all. If the Company is unable to obtain sufficient additional financing, it may have to curtail operations and development activities, any of which could harm the business, financial condition and results of operations.

Actual Financial Position and Results of Operations May Differ Materially from the Expectations of the Company’s Management

The Company’s actual financial position and results of operations may differ materially from management’s expectations. The Company has experienced some changes in its operating plans and certain delays in the timing of its plans. As a result, the Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

Revenue Risks

PyroGenesis may experience delays in achieving revenues, particularly with plasma gasification projects which have a long sales cycle. Revenues may be delayed or negatively impacted by issues encountered by the Company or its clients including:

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(i)           unforeseen engineering and/or environmental problems;

(ii)         delays or inability to obtain required financing, licenses, permits and/or regulatory approvals;

(iii)       supply interruptions and/or labour disputes;

(iv)        foreign exchange fluctuations and/or collection risk; and

(v)         competition from other suppliers and/or alternative energy solutions that are less capital intensive.

There is no assurance that the business will perform as expected or that returns from the business will support the expenditures needed to develop it.

Concentration Risk

To date, a small number of customers have accounted for a majority of PyroGenesis’ revenues. As its business expands, the Company expects that revenue distribution will be over a larger number of different customers. For the three months ending March 31, 2021, sales of PyroGenesis to its three principal customers accounted for approximately 91% of its total revenue. For the three months ending March 31, 2020, sales to two principal customers accounted for approximately 78% of PyroGenesis’ total revenue. The loss of, or a reduction in, purchase orders or anticipated purchase orders from PyroGenesis’ principal customers could have a material adverse effect on its business, financial condition and results of operations. Additionally, if one of PyroGenesis’ customers is unable to meet its commitments to PyroGenesis, the Company’s business, financial condition and results of operations could be adversely affected.

As a result of the Drosrite International Exclusive Agreement and the Dross Processing Service Agreement, the Company generates significant revenues from payments made to Drosrite International under the Dross Processsing Service Agreement. The Company will no longer receive payments under such arrangement if the Dross Processing Service Agreement, which involves a third party in a foreign jurisdiction, is terminated, which could have a material adverse effect on the business, financial condition and results of operations of the Company.

Technology Development and Manufacturing Capability Risks

PyroGenesis recently expanded into new areas of business and, as a result, many of the Company’s products are at various stages of the development cycle. The Company may be unable to commercialise such products, or it may be unable to manufacture such products in a commercially viable manner. Whilst management is confident in both its technology and in its team of experienced engineers, scientists and technicians, it cannot know with certainty, which of its products will be commercialised, when such products will be commercialised, or whether such products will be able to be manufactured and distributed profitably.

Product Revenues/History of Losses

PyroGenesis has incurred losses in the majority of years since its inception. In the past the Company’s operations have not generated sufficient earnings and cash flows to date to result in consistent profitability or positive cash flow. For the three months ending March 31, 2021 the Company has net earnings of $3,712,903, which includes a gain from the change in value of strategic investment of $5,634,722 and cash flows used in operations of $6,635,122. There can be no assurance that the Company will be able to continue to generate significant gains from the value of its strategic investments in the future.

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Additional financing and dilution

PyroGenesis may require additional financing. There can be no assurance that additional financing will be available to the Company when needed, or on terms acceptable to the Company. PyroGenesis’ inability to raise financing to support ongoing operations or to fund capital expenditures could limit the Company’s growth and may have a material adverse effect upon the Company.

The Company does not exclude raising additional funds by equity financing. In addition, at March 31, 2021, 9,024,000 stock options are currently issued and outstanding, together with 2,998,623 warrants. The exercise of stock options and/or warrants, as well as any new equity financings, represents dilution factors for present and future shareholders.

Reliance on Third Party Suppliers, Service Providers, Distributors and Manufacturers

The Company’s direct and indirect suppliers, service providers, distributors and manufacturers may elect, at any time, to breach or otherwise cease to participate in supply, service, distribution or manufacturing agreements, or other relationships, on which the Company’s operations rely. Loss of its suppliers, service providers, distributors and manufacturers could have a material adverse effect on the Company’s business and operational results. Further, any disruption in the manufacturing process done by third party manufacturers could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company cannot ensure that alternative production capacity would be available in the event of a disruption, or if it would be available, it could be obtained on favorable terms.

Manufacturing Facility

The vast majority of the Company’s products are manufactured in its manufacturing facility located in Montreal, Quebec. Accordingly, the Company is highly dependent on the uninterrupted and efficient operation of its manufacturing facility. If for any reason the Company is required to discontinue production at its facility, it could result in significant delays in production of the Company’s products and interruption of the Company’s sales as it seeks to resume production. The Company may be unable to resume production on a timely basis. If operations at the facility were to be disrupted as a result of equipment failures, natural disasters, fires, accidents, work stoppages, power outages or other reasons, the Company’s business, financial condition and/or results of operations could be materially adversely affected.

Sales Cycle and Fixed Price Contracts

PyroGenesis sales cycle is long and the signing of new contracts is subject to delay, over which the Company has little control. The Company also enters into sales contracts with fixed pricing, which may be impacted by changes over the period of implementation. There is no assurance that delays or problems in fulfilling contracts with clients will not adversely affect the Company’s activities, operating results or financial position.

Reliance on Technology

PyroGenesis will depend upon continuous improvements in technology to meet client demands in respect of performance and cost, and to explore additional business opportunities. There can be no assurance that the Company will be successful in its efforts in this regard or that it will have the resources available to meet this demand. Whilst management anticipates that the research and development will allow the Company to explore additional business opportunities, there is no guarantee that such business opportunities will be presented or realized. The commercial advantage of the Company will depend to a significant extent on the intellectual property and proprietary technology of PyroGenesis and the ability of the Company to prevent others from copying such proprietary technologies. PyroGenesis currently relies on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trade secrets, confidential procedures, contractual provisions, licenses and patents, to protect its proprietary technology. PyroGenesis may have to engage in litigation in order to protect its patents or other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This type of litigation can be expensive and time consuming, regardless of whether or not the Company is successful. PyroGenesis may seek patents or other similar protections in respect of particular technology; however, there can be no assurance that any future patent applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. Moreover, the process of seeking patent protection can itself be long and expensive. In the meantime, competitors may develop technologies that are similar or superior to PyroGenesis’ technology or design around the patents owned by the Company, thereby adversely affecting the Company’s competitive advantage in one or more of its areas of business. Despite the efforts of the Company, its intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Company may take to protect its intellectual property rights and other rights to such proprietary technologies that are central to the Company’s operations will prevent misappropriation or infringement of its technology.

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Changes to Contracts

PyroGenesis is dependent upon its ability to establish and develop new relationships and to build on existing relationships with current clients. The Company cannot provide assurance that it will be successful in maintaining or advancing its relationships with current clients or procure additional clients. In addition, PyroGenesis cannot provide assurance that its customers and the end users of its products will continue to provide the Company with business, or that existing customers and end users will not seek to renegotiate or terminate existing contracts providing for the sale of the Company’s products and technology based on circumstances on which the Company is not currently aware. Any termination or amendment of a contract under which the Company derives an important portion of its revenues, including the Drosrite International Exclusive Agreement and the Dross Processing Service Agreement, and any adverse change in the relationship of the Company with its customers and end users, will have an adverse effect on the Company’s business, financial condition and results of operations.

Sales to governments and governmental entities are subject to specific additional risks, such as delays in funding, termination of contracts or sub-contracts at the convenience of the government, termination, reduction or modification of contracts or sub-contracts in the event of changes in the government’s policies or as a result of budgetary constraints and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts.

Foreign Exchange Exposure

PyroGenesis’ products and services are increasingly being sold in markets outside of Canada, whilst most of its operating expenses and capital expenditures are denominated in Canadian dollars. As a result, the Company is exposed to fluctuations in the foreign exchange rates between Canadian dollar and the currency in which a particular sale is transacted, which may result in foreign exchange losses that could affect earnings. Foreign sales are predominantly denominated in U.S. dollars. The Company has not to date sought to hedge the risks associated with fluctuations in foreign exchange rates.

Competition

The industry is competitive and PyroGenesis competes with a substantial number of companies which have greater technical and financial resources. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Company or that new or existing competitors will not enter the various markets in which PyroGenesis is active. There can be no assurance that competitors will not develop new and unknown technologies with which the Company may have difficulty competing. Furthermore, failure to remain cost competitive may result in PyroGenesis losing business to its competitors.

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The plasma technology of PyroGenesis competes against other plasma and conventional technologies. Without limitation, the demand for the plasma technology of PyroGenesis, particularly in waste destruction and waste-to-energy systems, can be impacted by the commodity prices of the energy source used for the process and the price at which waste is accepted by landfills and traditional waste processing plants. While the Company believes that demand for sustainable waste management practices that have lower environmental impacts than traditional solutions such as landfill or incineration is increasing, the high flows of electricity necessary to operate the waste destruction and waste-to-energy systems of PyroGenesis have an impact on the operational costs of the Company’s systems, and traditional solutions may constitute lower-cost solutions, particularly if commodity prices (including of oil and natural gas) remain low or experience a decline.

Management and Key Personnel

PyroGenesis depends on the skills and experience of its management team and other key employees. The Company relies heavily on its ability to attract and retain highly skilled personnel in a competitive environment. PyroGenesis may be unable to recruit, retain, and motivate highly skilled employees in order to assist the Company’s business, especially activities that are essential to the success of the Company. Failure to recruit and retain highly-skilled employees may adversely affect PyroGenesis’ business, financial condition and results of operations.

Implementation of a strategic plan

PyroGenesis’ commercial strategy aims to leverage its products, consumables, and services whilst focusing on the resolution of problems within niche markets within the industries served by the Company. There can be no assurances as to the success of the Company’s strategic plan, which should be considered under the risks perspective and difficulties frequently encountered by a developing business.

Adverse Decisions of Sovereign Governments

PyroGenesis conducts an increasing portion of its business internationally. There is no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will not be detrimental to the Company’s interests or that, as a foreign corporation, it will continue to have access to the regulatory agencies in other countries. Governments have, from time to time, established foreign exchange controls, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to International Operations

A substantial portion of the Company’s sales are made to customers and end users outside Canada. The Company conducts its international operations directly or through distributors or other agents or intermediaries, including Drosrite International. The Company plans to continue to expand its international sales and marketing efforts. International operations are subject to a number of inherent risks, and the Company’s future results could be adversely affected by a number of factors, including:

•	unfavorable political or economic environments; requirements or preferences for domestic products or solutions, which could reduce demand for the Company’s products;
•	differing existing or future regulatory and certification requirements;
•	unexpected legal or regulatory changes;
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•	greater difficulty in collecting accounts receivable and longer collection periods;
•	difficulties in enforcing contracts; an inability to effectively protect intellectual property;
•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on the Company’s ability to sell its products; and
•	potentially adverse tax consequences, including multiple and possibly overlapping tax structures.

Fluctuations in currency exchange rates could materially adversely affect sales denominated in currencies other than the Canadian dollar and cause a reduction in revenues derived from sales in a particular country. Financial instability in foreign markets could also affect the sale of the Company’s products in international jurisdictions. In addition, the Company may be denied access to its end customers as a result of a closing of the borders of the countries in which it its products are sold due to economic, legislative, political and military conditions in such countries.

There can be no assurance that such factors will not materially adversely affect the operations, growth prospects and sales of the Company and, consequently, its results of operations. In addition, revenues the Company earns in other jurisdictions may be subject to taxation by more than one jurisdiction, which could materially adversely affect the Company’s earnings. Each of these factors could have an adverse effect on the Company’s business, financial condition and results of operations.

Governmental Regulation

PyroGenesis is subject to a variety of federal, provincial, state, local and international laws and regulations relating namely to the environment, health and safety, export controls, currency exchange, labour and employment and taxation. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. The Company may be subject to compliance audits by regulatory authorities in the various countries in which it operates.

Government-funded Defense and Security Programs

Like most companies that supply products and services to governments, government agencies routinely audit and investigate government contractors. These agencies may review the Company’s performance under its contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. The Company’s incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed. The Company works with governments to assess the merits of claims and where appropriate reserve for amounts disputed. The Company could be required to provide repayments to governments and may have a negative effect on its results of operations. Contrary to cost-reimbursable contracts, some costs may not be reimbursed or allowed under fixed-price contracts, which may have a negative effect on the Company’s results of operations if it experiences costs overruns.

Environmental Liability

PyroGenesis is subject to various environmental laws and regulations enacted in the jurisdictions in which it operates, which govern the manufacturing, processing, importation, transportation, handling and disposal of certain materials used in the Company’s operations. Management believes that it has adequate procedures in place to address compliance with current environmental laws and regulations. Furthermore, management monitors the Company’s practices concerning the handling of environmentally hazardous materials. However, there can be no assurance that the Company’s procedures will prevent environmental damage occurring from spills of materials handled by the Company or that such damage has not already occurred. On occasion, substantial liabilities to third parties may be incurred. The Company may have the benefit of insurance maintained by it or the operator, however, the Company may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons. The Company’s clients are subject to similar environmental laws and regulations, as well as limits on emissions to the air and discharges into surface and sub-surface waters. While regulatory developments that may follow in subsequent years could have the effect of reducing industry activity, the Company cannot predict the nature of the restrictions that may be imposed. The Company may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

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Product Liability and Other Lawsuits

PyroGenesis is subject to a variety of potential product liabilities claims and other lawsuits related with its operations, including liabilities and expenses associated with product defects. The Company maintains product liability and other insurance coverage that management believes is generally in accordance with the market practice in its industry, but there can be no assurance that the Company will always be adequately insured against all such potential liabilities.

A malfunction or the inadequate design of the Company’s products could result in product liability or other tort claims. Accidents involving the Company’s products could lead to personal injury or physical damage. Any liability for damages resulting from malfunctions could be substantial and could materially adversely affect the Company’s business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market’s perception of the Company’s products. This could result in a decline in demand for the Company’s products, which would materially adversely affect the Company’s financial condition and results of operations.

The sale and use of products and processes developed by the Company may entail potential liability and possible warranty claims. The Company may be subject to personal injury claims for injuries resulting from use of its products. Although the Company maintains product liability insurance, there can be no assurance that such insurance will continue to be available on commercially reasonable terms or that the risks covered, or coverage amounts will be sufficient to cover all claims.

Information systems disruptions

The Company relies on various information technology systems to manage its operations. Over the last several years, the Company has implemented, and it continues to implement, modifications and upgrades to such systems, including changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. These types of activities subject the Company to inherent costs and risks associated with replacing and changing these systems, including impairment of the Company’s ability to fulfill customer orders, potential disruption of its internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into the Company’s current systems. These implementations, modifications, and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in the Company’s business operations and have a material adverse effect on its business, financial condition, or results of operations.

Security Breaches

As part of its day-to-day business, the Company stores its data and certain data about its customers in its global information technology system. Unauthorized access to the Company’s data, including any regarding its customers, could expose the Company to a risk of loss of this information, loss of business, litigation and possible liability. These security measures may be breached by intentional misconduct by computer hackers, as a result of third-party action, employee error, malfeasance or otherwise. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information in order to gain access to the data of the Company’s customers or the Company’s data, including the Company’s intellectual property and other confidential business information, or the Company’s information technology systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach could result in a loss of confidence by the Company’s customers, damage its reputation, disrupt its business, lead to legal liability and negatively impact its future sales.

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Public Health Crises

Public health crises, including local, regional, national or international outbreak of a contagious disease, could have an adverse effect on local economies, the global economy, and the markets in which the Company operates and markets its products, and may adversely impact the price and demand for the Company’s products and the ability of the Company to operate and market its products. Any such alterations or modifications could cause substantial interruption to the Company’s business, any of which could have a material adverse effect on the Company’s operations or financial results, and could include temporary closures of one or more of the Company’s or its partner’s offices or facilities; temporary or long-term labor shortages; temporary or long-term adverse impacts on the Company’s supply chain and distribution channels; the potential of increased network vulnerability and risk of data loss resulting from increased use of remote access and removal of data from the Company’s facilities.

Subsequent to December 31, 2019, the global emergence of coronavirus (COVID-19) occurred. The global outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to protect against the spread of the virus. These measures, which include, among other things, limitations on travel, self-imposed quarantine periods and social distancing measures, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any government and/or central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

As of the date of this MD&A, the Company has successfully continued operations under COVID-19 protocols. COVID-19 has not resulted in any material delays in the development or testing of the Company’s products or any other material development projects. The Company is not currently experiencing any material delays or interruptions in service or product delivery. At the outset of the COVID-19 pandemic, certain of the Company’s operations were negatively impacted, but have since normalized. The Company has not experienced any material disruption in its supply chain, and the pandemic has not materially impacted the Company’s business.

As a result of the COVID-19 pandemic and other factors, the Company and its suppliers have experienced increased, but not material, delays in delivery of their goods. As the pandemic continues, delays in contract procurement, project completion and other operating activities may occur.

The majority of PyroGenesis’ revenue is accounted for on a percentage of completion basis and is dependent on the timing of project initiation and execution, including project engineering, manufacturing, and testing. Any disruptions caused by the pandemic may delay the Company’s ability to complete its projects within the originally anticipated timeframe.

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The Company’s production schedule has continued throughout COVID-19 on a modified employee schedule, with certain non-production employees working remotely. The Company has been able to operate largely unaffected by the COVID-19 pandemic. Notwithstanding the foregoing, if the Company or its vendors and suppliers are unable to continue operations or keep up with increasing demands as a result of COVID-19, customers may experience delays or interruptions in service or the delivery of products, which may be detrimental to the Company’s reputation, business, results of operations and financial position. The Company cautions that it is impossible to fully anticipate or quantify the effect and ultimate impact of the COVID-19 pandemic as the situation is rapidly evolving. The extent to which COVID-19 impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to contain it or treat its impact, including shelter in place directives, which, if extended, may impact the economies in which the Company now operates, or may in the future operate, key markets into which the Company sells products and delivers services, and markets through which the Company’s key suppliers source their products.

Litigation

The Company may from time to time become party to litigation in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. Litigation may also create a negative perception of the Company’s brand.

Trade Secrets May Be Difficult to Protect

The Company’s success depends upon the skills, knowledge and experience of its scientific and technical personnel, consultants and advisors, as well as contractors. Because the Company operates in a highly competitive industry, it relies in part on trade secrets to protect its proprietary products and processes. However, trade secrets are difficult to protect. The Company generally enters into confidentiality or non-disclosure agreements with its corporate partners, employees, consultants, outside scientific collaborators, developers and other advisors. These agreements generally require that the receiving party keep confidential, and not disclose to third parties, confidential information developed by the receiving party or made known to the receiving party by the Company during the course of the receiving party’s relationship with the Company. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to the Company will be its exclusive property, and the Company enters into assignment agreements to perfect its rights.

These confidentiality, inventions, and assignment agreements, where in place, may be breached and may not effectively assign intellectual property rights to the Company. The Company’s trade secrets also could be independently discovered by competitors, in which case the Company would not be able to prevent the use of such trade secrets by its competitors. The enforcement of a claim alleging that a party illegally obtained and was using the Company’s trade secrets could be difficult, expensive and time consuming and the outcome could be unpredictable. The failure to obtain or maintain meaningful trade secret protection could adversely affect the Company’s competitive position.

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Risks Related to Acquiring Companies

The Company may acquire other companies in the future and there are risks inherent in any such acquisition. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from such acquisitions. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Company’s securities. The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such acquired company with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of any such acquired companies may also impose substantial demands on the management. There is no assurance that these acquisitions will be successfully integrated in a timely manner.

Global Economic Uncertainty

Demand for the Company’s products and services are influenced by general economic and consumer trends beyond the Company’s control. There can be no assurance that the Company’s business and corresponding financial performance will not be adversely affected by general economic or consumer trends. In particular, global economic conditions are still tight, and if such conditions continue, recur or worsen, there can be no assurance that they will not have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, such economic conditions have produced downward pressure on stock prices and on the availability of credit for financial institutions and corporations. If these levels of market disruption and volatility continue, the Company might experience reductions in business activity, increased funding costs and funding pressures, as applicable, a decrease in the market price of the Common Shares, a decrease in asset values, additional write-downs and impairment charges and lower profitability.

Inability to Renew Leases

The Company may be unable to renew or maintain its leases (commercial or real property) on commercially acceptable terms or at all. An inability to renew its leases, or a renewal of its leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on the Company’s operations, including disruption of its operations or an increase in its cost of operations. In addition, in the event of non-renewal of any of the Company’s leases, the Company may be unable to locate suitable replacement properties for its facilities or it may experience delays in relocation that could lead to a disruption in its operations. Any disruption in the Company’s operations could have an adverse effect on its financial condition and results of operations.

Financial Reporting and Other Public Issuer Requirements

As a public company, the Company is subject to the reporting requirements of the Canadian Securities Administrators, or the CSA, and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the listing standards of the TSX and NASDAQ and the U.S. Sarbanes-Oxley Act. The requirements of these laws, rules and regulations have increased and will continue to increase the Company’s legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on the Company’s personnel, systems, and resources. The Company is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it will file with the CSA is recorded, processed, summarized, and reported within the time periods specified in CSA rules and forms and that information required to be disclosed in reports under applicable securities laws is accumulated and communicated to the Company’s principal executive and financial officers. The Company is also continuing to improve its internal control over financial reporting. In order to improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, the Company has expended, and anticipate that it will continue to expend, significant resources, including accounting-related costs and significant management oversight.

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The Company has identified certain material weaknesses in its internal controls, as more fully explained in its management’s discussion and analysis for the year ended December 31, 2020 under “Disclosure Controls and Procedures”. Additional weaknesses in the Company’s disclosure controls and internal control over financial reporting may also be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm the Company’s results of operations or cause the Company to fail to meet its reporting obligations and may result in a restatement of the Company’s financial statements for prior periods. Any failure to improve and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of the Company’s internal control over financial reporting that the Company will eventually be required to include in its periodic reports that will be filed with the CSA. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial and other information, which could have a negative effect on the trading price of the Common Shares. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on the TSX and/or NASDAQ.

Influence of the Significant Shareholders

To the Company’s knowledge, no shareholder beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to the Company’s outstanding voting securities, except for Mr. Peter Pascali, President and Chief Executive Officer of the Company, who holds or controls, directly or indirectly, 81,201,998 Common Shares, representing in aggregate 48.79% of the total voting rights attached to the outstanding Common Shares, and options and warrants to acquire an additional 7,850,000 Common Shares (increasing the total number of Common Shares held or controlled, directly or indirectly, by him to 89,051,998 Common Shares, or 51.54% or the Common Shares, on a fully diluted basis). In addition, from time to time, the Company may have other shareholders who have the ability to exercise significant influence over matters submitted to the shareholders of the Company for approval, whether subject to approval by a majority of the shareholders of the Company or subject to a class vote or special resolution.

Limited Control Over the Company’s Operations

Holders of the Common Shares have limited control over changes in the Company’s policies and operations, which increases the uncertainty and risks of an investment in the Company. The Board determines major policies, including policies regarding financing, growth, debt capitalization and any future dividends to shareholders of the Company. Generally, the Board may amend or revise these and other policies without a vote of the holders of the Common Shares. The Board’s broad discretion in setting policies and the limited ability of holders of the Common Shares to exert control over those policies increases the uncertainty and risks of an investment in the Company.

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Change in Tax Laws

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the Company. These enactments and events could require the Company to pay additional tax amounts on a prospective or retroactive basis, thereby substantially increasing the amount of taxes the Company is liable to pay in the relevant tax jurisdictions. Accordingly, these events could decrease the capital that the Company has available to operate its business. Any or all of these events could harm the business and financial performance of the Company.

Forward-Looking Information

The forward-looking information included in this MD&A relating to, among other things, the Company’s future results, performance, achievements, prospects, targets, intentions or opportunities or the markets in which it operates and the other statements listed is based on opinions, assumptions and estimates made by the Company’s management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. The Company’s actual results in the future may vary significantly from the historical and estimated results and those variations may be material. The Company makes no representation that its actual results in the future will be the same, in whole or in part, as those included in this MD&A.

Credit Facilities

The Company’s credit facilities and financing agreements mature on various dates. There can be no assurance that such credit facilities or financing agreements will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favourable terms to the Company. The Company’s ability to continue operating may be adversely affected if the Company is not able to renew its credit facilities or arrange refinancing, or if such renewal or refinancing, as the case may be, occurs on terms materially less favorable to the Company than at present. The Company’s current credit facilities and financing agreements impose covenants and obligations on the Company. There is a risk that such loans may go into default if there is a breach in complying with such covenants and obligations, which could result in the lenders realizing on their security and causing our shareholders to lose some or all of their investment.

Risks Related to the Company’s Securities

Potential Volatility of Common Share Price

The market price of the Common Shares could be subject to significant fluctuations. Some of the factors that may cause the market price of the Common Shares to fluctuate include:

(i)	the public’s reaction to the Company’s press releases, announcements and filings with regulatory authorities and those of its competitors;
(ii)	fluctuations in broader stock market prices and volumes;
(iii)	changes in market valuations of similar companies;
(iv)	investor perception of the Company, its prospects or the industry in general;
(v)	additions or departures of key personnel;
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(vi)	commencement of or involvement in litigation;
(vii)	announcements by the Company or its competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;
(viii)	variations in the Company’s quarterly results of operations or cash flows or those of other comparable companies;
(ix)	revenues and operating results failing to meet the expectations of securities analysts or investors in particular quarter;
(x)	changes in the Company’s pricing policies or the pricing policies of its competitors;
(xi)	future issuances and sales of Common Shares;
(xii)	sales of Common Shares by insiders of the Company;
(xiii)	third party disclosure of significant short positions;
(xiv)	demand for and trading volume of Common Shares;
(xv)	changes in securities analysts’ recommendations and their estimates of the Company’s financial performance;
(xvi)	short-term fluctuation in stock price caused by changes in general conditions in the domestic and worldwide economies or financial markets; and
(xvii)	the other risk factors described under this heading of the MD&A.

The realization of any of these risks and other factors beyond the Company’s control could cause the market price of the Common Shares to decline significantly.

In addition, broad market and industry factors may harm the market price of the Common Shares. Hence, the price of the Common Shares could fluctuate based upon factors that have little or nothing to do with the Company, and these fluctuations could materially reduce the price of the Common Shares regardless of the Company’s operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If the Company were involved in any similar litigation, it could incur substantial costs, management’s attention and resources could be diverted and it could harm the Company’s business, operating results and financial condition.

Market Liquidity

The market price for the Common Shares could be subject to wide fluctuations. Factors such as the announcement of significant contracts, technological innovations, new commercial products, patents, a change in regulations, quarterly financial results, future sales of Common Shares by the Company or current shareholders, and many other factors could have considerable repercussions on the price of the Common Shares. In addition, the financial markets may experience significant price and value fluctuations that affect the market prices of equity securities of companies that sometimes are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally may adversely affect the market price of the Common Shares.

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Dividends to Shareholders

The Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. The Company currently intends to retain all future earnings to fund the development and growth of its business. Any payment of future dividends will be at the discretion of the directors and will depend on, among other things, the Company’s earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that the directors deems relevant.

Impact of Future Sales by Existing Shareholders

If the Company’s shareholders sell substantial amounts of the Common Shares in the public market, the market price of the Common Shares could decrease. The perception among investors that these sales will occur could also produce this effect. All currently outstanding Common Shares other than those subject to lock-up agreements executed by certain existing shareholders will, subject to applicable securities laws, generally be immediately available for resale in the public markets.

Subject to compliance with applicable securities laws, the Company’s officers, directors and their affiliates may sell some or all of their Common Shares in the future. No prediction can be made as to the effect, if any, such future sales of Common Shares will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by the Company’s officers, directors and their affiliates, or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Shares.

Additional Common Shares issuable upon the exercise of stock options may also be available for sale in the public market, which may also cause the market price of the Common Shares to fall. Accordingly, if substantial amounts of Common Shares are sold in the public market, the market price could fall.

Working Capital and Future Issuances

The Company may issue additional Common Shares in the future which may dilute a shareholder’s holdings in the Company. The Articles permit the issuance of an unlimited number of Common Shares, and shareholders of the Company will have no pre-emptive rights in connection with any further issuances The directors of the Company have the discretion to determine the provisions attaching to the Common Shares and the price and the terms of issue of further Common Shares.

Additional equity financing may be dilutive to holders of Common Shares. Debt financing may involve restrictions on the Company’s financing and operating activities. Debt financing may be convertible into other securities of the Company which may result in immediate or resulting dilution. In either case, additional financing may not be available to the Company on acceptable terms or at all. If the Company is unable to raise additional funds as needed, the scope of its operations or growth may be reduced and, as a result, the Company may be unable to fulfil its long-term goals. In this case, investors may lose all or part of their investment. Any default under such debt instruments could have a material adverse effect on the Company, its business or the results of operations.

Securities or Industry Analysts

The trading market for Common Shares could be influenced by the research and reports that industry and/or securities analysts may publish about the Company, its business, the market or competitors. If any of the analysts who may cover the Company’s business change their recommendation regarding the Common Shares adversely, or provide more favourable relative recommendations about its competitors, the share price would likely decline. If any analyst who may cover the Company’s business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the share price or trading volume to decline.

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Risks Related to the Company’s Status as a Foreign Private Issuer

Information Publicly Available to the Company’s U.S. shareholders

The Company is a foreign private issuer under applicable U.S. federal securities laws. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (the “SEC”), although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian Securities Laws, in certain respects the reporting obligations are less detailed and less frequent than those of U.S. domestic reporting companies. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describe the Canadian practices it follows instead. The Company plans to rely on this exemption. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Loss of Foreign Private Issuer Status in the Future

In order to maintain its status as a foreign private issuer, a majority of the Company's Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS"). If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

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Inability for U.S. Investors to Enforce Certain Judgments

The Company is a corporation existing under the Canada Business Corporations Act. A number of the Company’s directors and officers are residents of Canada, and substantially all of the Company’s assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Company or upon its directors and officers. Execution by United States courts of any judgment obtained against the Company or any of the Company’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Company’s directors and executive officers under the United States federal securities laws. The Company has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Risks Relating to the Company's Status as an "Emerging Growth Company" Under U.S. Securities Laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

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OUTLOOK

PyroGenesis continues to be well positioned, with a clean balance sheet, to execute on all its organic growth strategies as well as to actively pursue growth through synergistic mergers & acquisitions.

The Company has recently focused its offerings to highlight their GHG emissions reduction benefits. Mos of PyroGenesis’ product lines do not depend on environmental incentives (tax credits GHG certificates, environmental subsidies, etc.) to be economically viable.

We consider this strategy to be timely as many governments are considering stimulating their respective economies by promoting and funding both environmental technologies and infrastructure projects. As such, management expects that this will be a tailwind into an already strong pipeline which will further increase revenues and add directly to shareholder value.

Organic Growth:

Organic growth will be spurred on by (i) the natural growth of our existing offerings which can now be accelerated given our strong balance sheet and (ii) leveraging off our “Golden Ticket” advantage.

We have described in the past our Golden Ticket advantage as one which occurs when one sells directly, or is engaged directly, with the end user and, as a result, is “inside the fence”. A Golden Ticket affords the opportunity to either, (i) cross sell other products or, ideally, (ii) identify new areas of concern that can be addressed uniquely by PyroGenesis. We call the latter our Coffee and Donuts strategy (if you are selling coffee you could generate additional revenues, with little additional effort, by adding on donuts).

Over the past several years, PyroGenesis has successfully positioned each of its business lines for rapid growth by strategically partnering with multi-billion-dollar entities. These entities have identified PyroGenesis’ offerings to be unique, in demand, and of such a commercial nature as to warrant such unique relationships. We expect that these relationships are now positioned to transition into significant revenue streams.

DROSRITE™

Within the DROSRITE™ offering, the Company is aggressively exploring horizontal growth opportunities. The Company is currently bidding on an RFQ, valued at approx. $40MM (estimated award date: within 3-4 months; estimated time to completion: approx. 15 months). Management notes that it has been very successful in the selection process to date. We consider this project to now have a better than average probability of success and is an example of a company’s commitment to this strategy.

Additive Manufacturing

With respect to additive manufacturing, we expect to see significant year over year improvements in our 3D metal powders offering as our NexGen™ facility, which incorporates all the previously disclosed benefits (increased production rates, lower capex, lower opex), is now on-line.

There are major top tier aerospace companies and OEMs, in both Europe and North America, eagerly awaiting powders from this new state-of-the-art production line.

Plasma Torches

With respect to the Company’s plasma torch offerings, we expect this offering to be significantly impacted by continued developments in the iron ore pelletization industry, where serious consideration is being given to replacing the fossil fuel burners, currently being used throughout the industry, with PyroGenesis’ proprietary plasma torches, in an effort to reduce their carbon footprint.

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To date, everything is proceeding as expected. Initial discussions have evolved into confirmation stages which typically consist of a computer simulation followed by a small torch order. These confirmation stages are expected, if successful, to result with a roll-out program to replace fossil fuel burners with PyroGenesis’ plasma torches in the iron ore pelletization industry, in which PyroGenesis is patent protected.

PyroGenesis expects that the previously mentioned government initiatives, geared to stimulating their respective economies by promoting and funding environmental technologies and infrastructure projects, will only serve to increase interest in PyroGenesis’ plasma torch offerings. However, this could delay the onset of contracts as potential clients seek government support for large initiatives.

PyroGenesis is proactively targeting other industries which are experiencing significant pressure to reduce GHGs, and which utilize fossil fuel burners as well.

Separately, the Company also offers plasma torches to niche markets where there is a high probability of on-going sales from successful implementation.  One such example is the previously announced contract with a very small company to produce a plasma torch ideal for tunneling. PyroGenesis has reason to believe that the real plasma-based tunneling opportunity may lie outside of the scope of the current agreement. PyroGenesis is in discussion with the client to determine the best way to terminate this arrangement. PyroGenesis is evaluating, and intends to pursue, plasma based tunneling opportunities, specifically those identified to be outside of the scope of the current agreement.

As sales of PyroGenesis’ plasma torches increase, the Company will also benefit from providing proprietary spare parts from which the Company expects to generate significant recurring revenue, thus complementing the Company’s long-term strategy to build upon a recuring revenue model.

HPQ/PUREVAP™

With respect to HPQ, the goal is continue to expand our role as HPQ’s technology provider for the game changing PUREVAP™ family of silicon processes which we are developing exclusively for HPQ and its wholly owned subsidiary HPQ Nano Silicon Powders Inc, namely:

•	The PUREVAP™ “Quartz Reduction Reactors” (QRR), an innovative process (patent pending), which should permit the one step transformation of lower purity quartz (SiO2) then any traditional processes can handle into a silicon (Si) of a higher purity level (2N-4N) that can be produced by any traditional smelter, at reduced costs, energy input, and carbon footprint. The unique capabilities of this process could position HPQ as a leading provider of the specialized silicon material needed to propagate its considerable renewable energy potential; and

•	The PUREVAP™ Nano Silicon Reactor (NSiR), which, if successful, could position itself as a new proprietary low-cost process that can transform the silicon (Si) made by the PUREVAP™ QRR into the nano-silicon materials (spherical silicon powders and silicon nanowires) sought after by energy storage, batteries, electric vehicle manufactures and clean hydrogen sectors participants. The aim of the ongoing work is to position HPQ NANO as the first to market with a commercial scale low-cost nanoparticle production system.

•	A new plasma-based process that could convert Silica (Quartz, SiO2) into fumed silica (Pyrogenic Silica) in one step. This new process could be a low-cost and environmentally friendly option that combines HPQ Silicon High Purity Quartz initiatives with PyroGenesis’ industry leading know-how in the development of commercial plasma processes. It is envisioned that the process will eliminate harmful chemicals presently generated by traditional methods. This new process could revolutionize the manufacturing of fumed silica, while repatriating production back to North America.

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We expect 2021 to be a year in which significant development occurs on both these fronts.

Growth through Synergistic Mergers and Acquisitions:

As previously disclosed, the Company would conservatively consider a synergistic M&A strategy to augment its growth, and the Company has been very actively involved in pursuing several opportunities in support of this strategy. In so doing, the focus has been on private companies exclusively which (i) primarily leverage the Company’s Golden Ticket advantage/Coffee & Donuts strategy or (ii) could uniquely benefit from the Company’s engineering advantage and/or international relationships.

PyroGenesis recently announced a Binding Letter of Intent with AirScience, a company with experience with biogas upgrading, under which the Company would acquire AirScience for $4.8MM. PyroGenesis believes that AirScience’s experience in biogas upgrading, combined with

PyroGenesis’ engineering and multidisciplinary skills, as well as its proven record of meeting the exacting demands of multibillion-dollar companies and the US military, positions the combination well to address the opportunities arising from this growing need to generate renewable natural gas.

The Company has been evaluating the following opportunities, additional details of which should be disclosed over the coming weeks.

DROSRITE™

We expect to be able to announce within the next few weeks, the conclusion of a joint venture relationship with an existing and proven technology provider. The technology is geared to uniquely handle the residues resulting from the processing of dross in the aluminum industry. We had previously announced our intention to secure this technology and, if concluded, would not only make our traditional DROSRITE™ offering more appealing but could also be offered as a stand-alone product. We believe that valorizing the residues and producing high end products will further define us as the go-to company for all dross related processing. This is a prime example of our Coffee & Donuts strategy in play. For further clarity, the joint venture will only relate to the new technology and, as such, PyroGenesis will not have to vet in any assets, or IP (specifically not the DROSRITE™ technology).

Plasma Torches

PyroGenesis often considers opportunities to leverage its plasma expertise and continues to review a torch technology which could complement PyroGenesis’ existing offerings and leverage off of our unique relationships. The Company gives this a very low probability of success given the initial valuation, provided by the sole owner, in the context of publicly available data. However, PyroGenesis has identified similar opportunities and is evaluating them in due course.

Conclusion

In conclusion, PyroGenesis is well positioned in 2021 to take advantage of its unique position in its four main business offerings to accelerate growth in each, with a particular emphasis on offerings geared to aggressively reducing GHG emissions. Furthermore, we do not expect at this point in time, given our strong balance sheet, a need to raise capital to execute on our growth strategy over the foreseeable future.

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